Exhibit 99.2

04 April 2014

General Manager
The Company Announcements Office
Australian Securities Exchange

Dear Sir

RESULTS OF EXTRAORDINARY GENERAL MEETING – 04 APRIL 2014

At the Company's Extraordinary General Meeting held today, the following resolution was passed by shareholders on a show of hands.

Resolution 1

'That, for the purposes of ASX Limited (ASX) Listing Rule 7.4 and all other purposes, shareholders approve and ratify the issue of 63,738,056 ordinary fully paid shares in the capital of the Company, to professional and sophisticated investors, all being qualified clients of member firms of the ASX or other eligible investors, at an issue price of $0.95 per share, which were issued on 6 March 2014, and on such terms and conditions as set out in the Explanatory Notes accompanying this Notice of Meeting.'

Resolution 2

'That, for the purposes of ASX Limited (ASX) Listing Rule 7.1 and all other purposes, shareholders approve the issue of 20,472,471 ordinary fully paid shares in the capital of the Company, to professional and sophisticated investors, all being qualified clients of member firms of the ASX or other eligible investors, under a conditional placement at an issue price of $0.95 per share, and on such terms and conditions as set out in the Explanatory Notes accompanying this Notice of Meeting.'

Details of valid proxies submitted to the meeting are as follows:

Resolution No.	Total votes cast	Votes for	Votes against	Discretionary votes	Abstentions
1	***Ratification of placement of 63,738,056 shares***				
	38,928,132	37,999,651	253,853	655,490	19,138
2	***Conditional placement of 20,472,471 shares***				
	221,093,503	167,095,955	5,298,540	655,490	48,043,518

For further information on this release, please contact either Mike Hannell, Chairman, on (08) 8363 0388 or, Damien Connor, Company Secretary on (08) 8363 0388.

Sundance Energy Australia Limited
ABN 76 112 202 883

32 Beulah Road
Norwood SA 5067
Australia

Telephone +61 (0)8 8363 0388
Facsimile +61 (0)8 8132 0766
www.sundanceenergy.com.au